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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                               Commission File Number  1-5759
                                               CUSIP Number:  112525 10 0

                                               Commission File Number  33-93576
                                               CUSIP Number:  055432 AB 4


                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q
                                 [ ] Form N-SAR

For Period Ended:    MARCH 31, 1998

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:   _____________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________
________________________________



                         PART I. REGISTRANT INFORMATION

Full name of registrant     BROOKE GROUP LTD.

Former name if applicable

Address of principal executive office    100 S.E. SECOND STREET

City, State and Zip Code     MIAMI, FLORIDA  33131

Full name of registrant     BGLS INC.

Former name if applicable

Address of principal executive office    100 S.E. SECOND STREET

City, State and Zip Code     MIAMI, FLORIDA  33131



                        PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due



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      date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrants could not obtain all the required information necessary to complete their joint quarterly report on Form 10-Q.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          JOSELYNN D. VAN SICLEN             305                579-8000
          ----------------------             ---                --------
              (Name)                     (Area code)       (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).
                                     [ X ]     Yes    [   ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                     [ X ]     Yes    [   ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                              BROOKE GROUP LTD.
                                 (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 18, 1998                 By   /s/ Joselynn D. Van Siclen
       ------------                      --------------------------
                                    Joselynn D. Van Siclen
                                    Vice President and Chief Financial Officer


                                                    BGLS INC.
                                   (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 18, 1998                 By   /s/ Joselynn D. Van Siclen
       ------------                      --------------------------
                                    Joselynn D. Van Siclen
                                    Vice President and Chief Financial Officer


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Brooke Group Ltd.
BGLS Inc.
Form 12b-25
Report on Form 10-Q for the three months ended March 31, 1998


May 18, 1998


Part IV - Other Information - Section 3

         For the three (3) months ended March 31, 1998, Brooke Group will report revenues of approximately $84.8 million and a net loss applicable to common shares of approximately $17.4 million compared to revenues of approximately $80.0 million and net income applicable to common shares of approximately $6.2 million for the same period in 1997.

         For the three (3) months ended March 31, 1998, BGLS will report revenues of approximately $84.8 million and a net loss of approximately $18.2 million compared to revenues of approximately $80.0 million and net income of approximately $5.8 million for the same period in 1997.

         The increase in revenues at both Brooke Group and BGLS for the three months ended March 31, 1998 is due to an increase in tobacco revenues at Brooke (Overseas) Ltd. of $5.5 million, partially offset by the decrease in tobacco revenues at Liggett of approximately $0.7 million.

         The net loss for the three months ended March 31, 1998 of approximately $17.4 million and approximately $18.2 million at Brooke Group and BGLS, respectively, as compared to net income for the three months ended March 31, 1997 of $6.2 million and $5.8 million at Brooke Group and BGLS, respectively, is primarily due to the gain on the sale of the assets of BrookeMil in 1997 of $22.0 million and $26.4 million, respectively, whereas the sale of assets in the same period in 1998 is less than $1.0 million for both registrants.